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                                                                     EXHIBIT 5.1

      [LETTERHEAD OF ARENT FOX KINTNER PLOTKIN & KAHN, PLLC APPEARS HERE]


                                 May __, 1998



Euronet Services Inc.
H-1027 Budapest
Horvat u. 14-24
Hungary

Gentlemen:

     In connection with the proposed public offering of DM 182,485,000 (approximately US$100 million) in principal amount of Senior Discount Notes due 2006 (the "Senior Notes") of Euronet Services Inc. (the "Company") pursuant to Registration Statement No. 333-48309 filed with the Securities and Exchange Commission on March 20, 1998, we, as counsel for the Company, have examined such corporate documents, certificates and other documents, and such questions of law as we consider necessary and appropriate for purposes of this opinion.

     On the basis of such examination, we advise you that, in our opinion, the Senior Notes, when sold and issued as contemplated by the Registration Statement and in accordance with the terms and provisions of the Indenture filed as a exhibit thereto, will be binding obligations of the Company in accordance with their terms.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our Firm under the caption "Legal Matters" in the Prospectus forming a part of such Registration Statement.

                                 Very truly yours,



                                 ARENT FOX KINTNER PLOTKIN & KAHN, PLLC